UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: December, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
December 14, 2007
	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

The Material Change Report dated December 14, 2007, issued by Neurochem Inc. (the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1     Name and Address of Company
Neurochem Inc. (“Neurochem”)
275 Armand-Frappier Blvd.
Laval, Québec
H7V 4A7
Item 2     Date of Material Change
December 14, 2007
Item 3     News Release
A press release was disseminated by CNW Telbec on December 14, 2007 from Laval, Québec.
Item 4     Summary of Material Change
Neurochem (International) Limited, a wholly-owned subsidiary of Neurochem (together with Neurochem, the “Company”), announced that the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMEA), has issued a negative opinion recommending refusal of the marketing authorization application (MAA) for eprodisate (KIACTATM).
Item 5     Full Description of Material Change
5.1 Full Description of Material Change
On December 14, 2007, the Company announced that the CHMP, the scientific committee of the EMEA, has issued a negative opinion recommending refusal of the MAA for eprodisate (KIACTATM) for the treatment of Amyloid A amyloidosis and concluding that another study would be needed to demonstrate eprodisate’s (KIACTA™) effectiveness. The Company is currently reviewing all of its options in view of this opinion, including the option of requesting a re-examination of the opinion by CHMP. As provided by the European regulations, the Company may request that the CHMP consult a Scientific Advisory Group in connection with the re-examination. The deadline for filing any such request is within fifteen days of receipt of notification of the opinion.
5.2 Disclosure for Restructuring Transactions
N/A
Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7     Omitted Information
N/A
Item 8     Executive Officer
Dr. Lise Hébert
Vice-President, Corporate Communications
450.680.4572
Item 9     Date of Report
December 14, 2007

For further information, please contact: Lise Hébert, PhD Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
NEUROCHEM ANNOUNCES EUROPEAN OPINION FOR EPRODISATE
(KIACTA™) FOR THE TREATMENT OF AA AMYLOIDOSIS
ECUBLENS, SWITZERLAND, December 14, 2007 — Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX: NRM), announces that the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMEA), has issued a negative opinion recommending refusal of the marketing authorization application (MAA) for eprodisate (KIACTATM) for the treatment of Amyloid A (AA) amyloidosis and concluding that another study would be needed to demonstrate eprodisate’s (KIACTA™) effectiveness. The Company is currently reviewing all of its options in view of this opinion, including the option of requesting a re-examination of the opinion by CHMP. As provided by the European regulations, the Company may request that the CHMP consult a Scientific Advisory Group (SAG) in connection with the re-examination.The deadline for filing any such request is within fifteen days of receipt of notification of the opinion.
“We are naturally disappointed with this opinion for KIACTATM as we are acutely aware of the needs of AA amyloidosis patients who have no specific therapy presently available,” said Dr. Francesco Bellini, Neurochem Inc.’s Chairman, President and CEO. “In view of the clinical benefit KIACTATM has shown on the kidney function of patients, we are considering making a request for re-examination of the opinion which could lead to a decision as early as the second quarter of 2008. We look forward to further productive interactions with the EMEA,” he concluded.

U.S. New Drug Application (NDA)
In the U.S., Neurochem Inc. received an acknowledgement from the Food and Drug Administration (FDA) that the Company’s response to the second approvable letter of July 2007 for the NDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis is a complete, Class 2 response. The PDUFA (Prescription Drug User Fee Act) goal date by which the FDA is expected to render a decision is April 2, 2008.
About eprodisate (KIACTATM)
Eprodisate (KIACTATM) was investigated in an international, randomized, double-blind, placebo-controlled, and parallel-designed Phase II/III clinical trial in which 183 AA amyloidosis patients were enrolled at 27 international sites (Eprodisate for AA Amyloidosis Trial, EFAAT). Patients who completed the clinical trial were eligible for enrollment in an ongoing open-label extension study, some of whom have now been receiving eprodisate (KIACTATM) for more than six years. Eprodisate (KIACTATM) has received orphan drug status in the United States, the European Union and in Switzerland.
The Company also filed for marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in Switzerland. A decision is expected in 2008.
Neurochem Inc. sponsored the EFAAT study.
About Amyloid A (AA) Amyloidosis
A progressive and fatal condition, AA amyloidosis occurs in a proportion of patients with chronic inflammatory disorders, chronic infections and inherited diseases such as familial Mediterranean fever. The kidney is the organ most frequently affected and progression to dialysis/end-stage renal disease is the most common clinical manifestation in this disease. Currently, there is no approved therapy to treat AA amyloidosis and about half of all patients diagnosed with the disease die within five years of diagnosis.
About Neurochem Inc.
Neurochem Inc. is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to patients suffering from serious diseases.
To Contact Neurochem Inc.
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form of Neurochem Inc. for further risk factors that might affect the Neurochem group and its business.